Exhibit 99.1

GDF SUEZ successfully issued a € 1.9 Billion bond transaction

Today GDF SUEZ successfully issued a € 1.9 Billion bond transaction. The issue was oversubscribed by 80%. The great success of this placement clearly illustrates the creditworthiness of GDF SUEZ as an issuer and confirms the market confidence in the long term prospects of the Group.

The transaction consists in two tranches:

- a long 5 years totaling €1 Billion, 6.25%, maturing 01/24/2014,

- a long 10 years totaling €0.9 Billion, 6.875%, maturing 01/24/2019,

This issue is in line with the dynamic and active liquidity management of the Group. It’s extending the average maturity of the Group’s debt while sustaining its strong level of liquidity.

This press release is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or exempt from registration. The bonds referred to in this press release have not been and are not being registered under the Securities Act. This notice is issued pursuant to Rule 135(c) of the Securities Act.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com